Mail Stop 4561

November 2, 2006

Mr. Ben W. Perks
Chief Financial Officer
Navigant Consulting, Inc.
615 North Wabash Avenue
Chicago, IL 60611

>   **Re: Navigant Consulting, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 16, 2006**
>   **File No. 001-12173**

Dear Mr. Perks

     We have reviewed your response letter dated October 27, 2006 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 18, 2006

1. We note your response to comment 4. Please describe in further detail your basis for accruing only a $9.3 million reserve in light of the recent unfavorable legal ruling totaling approximately $36.4 million.

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief